UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

RECENT DEVELOPMENTS

In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2012 audited consolidated financial statements included in the Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2013.

The following discussion of PEMEX’s recent results includes unaudited annual financial results as of and for the fiscal year ended December 31, 2013, including the unaudited consolidated statement of financial position as of December 31, 2013 and the unaudited consolidated statements of cash flows and of comprehensive income for the fiscal year ended December 31, 2013 beginning on page A-1. This unaudited annual financial information is preliminary and is subject to additional adjustments, which could be material, once PEMEX completes the year-end audit process for the year ended December 31, 2013. The preliminary and unaudited financial information included in this report is not representative of the type of information normally included in PEMEX’s annual report on Form 20-F. All results reported in this report should be considered to be preliminary until PEMEX files its annual report on Form 20-F for the fiscal year ended December 31, 2013.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 31, 2014, relating to its U.S. $42,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On April 4, 2014, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 13.0265 = U.S. $1.00.

Energy Reform

On December 12, 2013, the Permanent Commission of the Congreso de la Unión (Mexican Congress) approved amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the Mexican Constitution), which were subsequently approved by a majority of Mexico’s state legislatures and signed into law by the President of Mexico, Enrique Peña Nieto. On December 20, 2013, these amendments were published as the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, which we refer to as the Energy Reform Decree) in the Diario Oficial de la Federación (Official Gazette of the Federation) and took effect on December 21, 2013. The Energy Reform Decree includes transitional articles (artículos transitorios) that set forth the general framework for the secondary legislation or implementing laws, which have not been enacted as of the date of this report.

We describe below the key features of the Energy Reform Decree that relate to the hydrocarbons sector in Mexico and our operations:

•	Ownership by Mexican Nation: Solid, liquid and gaseous hydrocarbons located in the subsoil of Mexico remain the property of the Mexican nation.

•	Private Sector Participation: The Mexican Government will carry out exploration and extraction of hydrocarbons in Mexico through assignments to productive state-owned companies (as described below) or through agreements with these productive state-owned companies or with private sector companies. As part of the secondary legislation to be adopted, the Mexican Congress must make the necessary adjustments to the legal framework regulating the contractual regime for exploration and extraction activities, which may include the following contractual arrangements:

•	licenses, pursuant to which a license holder would be entitled to the hydrocarbons once these are extracted from the subsoil;

•	production-sharing contracts, pursuant to which a contractor would be entitled to receive a percentage of production;

•	profit-sharing contracts, pursuant to which a contractor would be entitled to receive a percentage of the profit from the sale of the extracted hydrocarbons; and

•	service contracts, pursuant to which a contractor would receive cash payments for services performed.

The Mexican Government will have the flexibility to combine elements of these contractual frameworks in order to maximize the income attributable to the Mexican nation and thereby help ensure its long-term development. In addition, the Energy Reform Decree specifies the process by which the Mexican Government grants any such contract will be governed by rules that ensure its transparency, and information about payments made or taxes paid under any such contract will be made publicly available.

•	Conversion: The Energy Reform Decree provides that Petróleos Mexicanos is to be converted from a decentralized public entity to a productive state-owned company within two years from the enactment of the Energy Reform Decree, or by December 21, 2015. During the two-year transition period, we will be entitled to be awarded the assignments and contracts mentioned above. The Energy Reform Decree provides that the corporate purpose of a productive state-owned company will be to create economic value and increase the income of the Mexican nation while adhering to principles of equity as well as social and environmental responsibility, and we will be granted technical, managerial and budgetary autonomy, subject to certain controls. The Mexican Government will continue to control Petróleos Mexicanos once it is converted to a productive state-owned company. As a productive state-owned company, Petróleos Mexicanos’ Chief Executive Officer will be appointed by the President of Mexico and its Board of Directors will consist of five representatives of the Mexican Government, including the Secretary of Energy (who will serve as Chairperson of the Board), and five independent members.

•	Initial Assignments and Subsequent Bidding Process: The transitional articles of the Energy Reform Decree outline a process, commonly referred to as Round Zero, for the determination of the initial allocation of rights to carry out exploration and extraction activities in Mexico. Round Zero is being administered by the Secretaría de Energía (the Ministry of Energy), with technical assistance from the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, which we refer to as the NHC). Pursuant to Round Zero, we have requested that the Ministry of Energy assign to us certain exploration and extraction areas in which we currently explore, operate or have an interest in developing based on our operational capabilities, as described below. Any such areas that we do not request or are not assigned to us will be subject to a competitive bidding process open to participation by private sector companies.

•	Booking of Reserves: Productive state-owned companies and private companies will be allowed to report assignments or contracts and the corresponding expected benefits for accounting and financial purposes, with the understanding that any solid, liquid or gaseous hydrocarbons that are in the subsoil will remain the property of the Mexican nation.

•	Pipeline System: The Centro Nacional de Control del Gas Natural (National Center of Natural Gas Control), a decentralized public entity of the Mexican Government, will be created to own and operate the national gas pipeline system and storage infrastructure. Pursuant to the applicable secondary legislation, Pemex-Gas and Basic Petrochemicals will transfer and assign to the National Center of Natural Gas Control the assets and contracts necessary for it to manage this system and infrastructure.

•	Regulatory Oversight and Authority: The Ministry of Energy, the NHC and the Comisión Reguladora de Energía (Energy Regulatory Commission) will be granted additional technical and administrative authority over certain of our operations and the energy sector generally, as described below.

•	The Ministry of Energy, with the technical assistance of the NHC, will have the authority to grant assignments pursuant to Round Zero, select the areas that will be subject to public bidding, establish the technical guidelines for the bidding process, as well as for the contracts themselves, and issue permits for oil refining and natural gas processing.

•	The NHC will be responsible for conducting the public bidding process and executing the corresponding contracts, as well as supervising oil and gas production activities.

•	The Energy Regulatory Commission will regulate and grant permits for the storage, transportation and distribution through pipelines of oil, gas, petroleum products and petrochemicals; regulate third-party access to transportation pipelines, as well as to the storage of hydrocarbons and their derivatives; and regulate the first-hand sale of the aforementioned products.

The NHC and the Energy Regulatory Commission will be vested with their own legal status and technical and administrative autonomy. In addition, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit), as well as other government entities, will be entrusted with establishing the economic terms for contracts assigned pursuant to the public bidding process.

•	Safety and the Environment: The Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency of Industrial Safety and Environmental Protection for the Hydrocarbon Sector) will be created to regulate and supervise activities and facilities related to the hydrocarbons industry with respect to industrial safety and environmental protection. This new entity will operate as an administrative body of the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources) and will, among other things, supervise the decommissioning and abandonment of facilities. Relatedly, companies participating in the hydrocarbons sector will be subject to regulations intended to reduce greenhouse gas emissions and help ensure that energy and natural resources are used efficiently.

•	Mexican Oil Fund: The Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development) will be created and entrusted with receiving, administering and distributing the income that the government derives from exploration and extraction activities carried out under assignments or agreements, excluding any tax revenues generated as a result of such activities. This public trust will first use the income to make the payments required pursuant to the various assignments or agreements. It will then invest part of the income in financial assets. The Banco de México (the Mexican central bank) will act as trustee, and the allocation of the fund’s assets will be supervised by a technical committee composed of the Secretary of Energy, the Secretary of Finance and Public Credit, the Governor of Banco de México and four independent members.

•	Anticorruption: A special anticorruption regime will be created to supervise, and, if necessary, investigate and prosecute, entities, individuals and public officials participating in the Mexican energy sector.

The impact of the Energy Reform Decree on us will largely depend on how it is implemented by the secondary legislation. Accordingly, we cannot currently predict the effects of the Energy Reform Decree and the new framework it contemplates, although such effects are likely to be material and impact our structure, results of operations and financial position.

Round Zero

Transitional article six of the Energy Reform Decree, which outlines the Round Zero process, required us to submit a proposal to the Ministry of Energy requesting that we be assigned the right to explore and develop areas in which we currently operate based on our technical, financial and operational capabilities. Accordingly, on March 21, 2014, we submitted to the Ministry of Energy a request that we retain rights that we believe will allow us to maintain our current production and provide sufficient exploration opportunities to increase our production in the future. Together, the areas that we requested contain almost all of Mexico’s estimated proved reserves of crude oil and natural gas as of January 1, 2013.

Exploration Areas. With respect to our exploration activities, we requested rights that we believe will allow our oil and gas production to continue to grow. Our submission sought to ensure that we maintain a number of areas that would allow us to continue our investment program in exploratory activities. Specifically, we requested to retain the right to explore offshore and onshore areas in the Southeastern basins in which we have identified opportunities that would allow us to increase production in the short-term. We also requested the right to continue to explore certain deepwater areas and areas containing unconventional deposits that we believe will allow us to increase production in the medium and long-term. The primary consideration used to determine which exploration areas to request was the continuity of our exploration strategy. Other factors that we considered included the potential hydrocarbons content and expected monetary value of the area, as well as the risks (both technical and geological) involved.

Our proposal grouped the exploration areas that we requested according to the following criteria:

•	Conventional onshore areas: We requested oil opportunities in which discoveries could be developed within a short amount of time (ideally less than 12 months) and gas areas that are expected to be profitable in the medium-term. We intend to pursue partnerships with the private sector in these areas only where necessary to mitigate risks and increase our operational capacity.

•	Shallow waters: We requested areas with oil opportunities and existing infrastructure that would allow for discoveries to be developed quickly. Given our experience in shallow waters, we do not expect to involve partners from the private sector in connection with these areas.

•	Deep waters: We requested areas with potential commercial opportunities in which we expect to be able to enter into partnerships with private sector companies. These partnerships would help us bear the risks and costs associated with deepwater operations and facilitate the transfer of technology and expertise.

•	Unconventional areas: We requested areas with potential commercial opportunities in order to be able to enter into partnerships with the private sector that will help us develop the technological capacity to exploit shale and other unconventional deposits in the future.

Production Areas. With respect to our production activities, we requested the right to continue operating our most profitable fields in order to help ensure the maintenance of our production. We also requested the right to continue developing complex and capital-intensive areas, such as deepwater fields, that we believe we can successfully operate by entering into strategic partnerships with the private sector. Altogether, we requested the right to continue operating all of the fields that are currently in production, as well as many of the fields that are being developed or are close to being developed.

Our proposal grouped the production fields that we requested according to the following criteria:

•	Conventional onshore fields: We primarily requested profitable fields for which we have the expertise and technology necessary to develop, as well as certain less profitable fields for strategic reasons.

•	Chicontepec: We requested fields that, despite their complexity, are strategically valuable due to the volume of oil and gas deposits. We also requested fields that are subject to existing contractual arrangements, including Integrated Exploration and Production Contracts.

•	Shallow waters: We primarily requested profitable fields containing heavy, light and extra-light crude oil deposits that were already in production or under development. We also requested certain fields containing extra-heavy crude oil deposits that we are developing or will develop in the near future.

•	Deep waters: We requested fields that are currently under development, including fields in Área Perdido.

Initial Assignments. The Ministry of Energy will take the following factors into consideration when determining whether to grant us an assignment:

•	with respect to areas that we were actively exploring in which we had made commercial discoveries or investments as of December 21, 2013, our investment capacity and evidence of a detailed plan for exploration; and

•	with respect to areas in which we had already undertaken extraction activities as of December 21, 2013, our development plan for producing fields, including evidence of proper development of such fields and our ability to efficiently and competitively carry out extraction activities.

Although the Ministry of Energy has, in accordance with the transitional articles of the Energy Reform Decree, until September 17, 2014 to respond to our requests, the Ministry of Energy has publicly announced that it is possible that its responses may be issued in multiple stages, beginning with areas in which we currently operate. Any areas that we do not request or are not assigned to us will be subject to a competitive bidding process. The transitional articles of the Energy Reform Decree provide that we will be entitled to receive compensation in accordance with a valuation established by the Ministry of Energy in the event that areas that we are currently operating are not assigned to us.

Once a particular area is assigned to us, we may request that the Ministry of Energy permit us to convert the assignment into one of the contractual frameworks described above. If, in connection with the conversion of an assignment, we decide to enter into an agreement with a private sector company, the NHC will conduct a public tender in a manner similar to the bidding process described above to determine who will be our partner.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at December 31, 2013.

	At December 31, 2013(1)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	606,015	U.S.$	46,344
Long-term domestic debt		144,719		11,067

Total long-term debt(2)		750,734		57,411

Certificates of Contribution “A”(3)		114,605		8,764
Mexican Government contributions to Petróleos Mexicanos		115,314		8,818
Legal reserve		1,002		77
Accumulated other comprehensive result		(130,104)		(9,949)
Accumulated losses from prior years		(117,740)		(9,004)
Non-Controlling interests		504		39
Net income (loss) for the period		(168,900)		(12,916)

Total equity		(185,319)		(14,172)

Total capitalization	Ps.	565,415	U.S.$	43,240

Note: Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0765 = U.S. $1.00 at December 31, 2013. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	Total long-term debt does not include short-term indebtedness of Ps. 90,504 million (U.S. $6,921 million) at December 31, 2013.
(3)	Equity instruments held by the Mexican Government.

Source: PEMEX’s unaudited condensed consolidated preliminary financial information.

Management Discussion and Analysis of Financial Condition and Results of Operation for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012.

Financial Results

General

The selected consolidated annual financial information set forth below is derived from our unaudited condensed consolidated financial information included elsewhere in this report. This annual financial information should be read in conjunction with the Form 20-F for the fiscal year ended December 31, 2012 and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in such Form 20-F as filed with the SEC on April 30, 2013, and with the Form 6-K for the unaudited annual financial information corresponding to the fiscal year ended December 31, 2013 as filed with the SEC on March 12, 2014.

	Twelve months ended December 31,(1)
	2012		2013(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	867,037	Ps.	910,188	U.S.$	69,605
Export		772,699		687,675		52,589
Services income		7,176		10,339		791

Total sales		1,646,912		1,608,202		122,984
Cost of sales		832,491		814,004		62,249
General expenses		118,101		130,758		9,999
Other revenues—net(3)		209,019		64,536		4,935

Operating income		905,339		727,976		55,671
Finance cost—net		(49,736)		(29,539)		(2,259)
Foreign exchange—net		44,846		(3,948)		(302)
Profit sharing in non-consolidated subsidiaries, affiliates and others		4,798		1,451		111

Income before taxes and duties		905,246		695,939		53,221
Taxes and duties		902,646		865,032		66,152

Net income (loss) for the period	Ps.	2,600	Ps.	(169,092)	U.S.$	(12,931)
Other comprehensive income (loss)—net		(376,843)		253,232		19,365

Net comprehensive income (loss) for the period	Ps.	(374,242)	Ps.	84,140	U.S.$	6,434

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0765 = U.S. $1.00 at December 31, 2013. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the Special Tax on Production and Services (which we refer to as the IEPS tax) in the twelve months of 2012 and 2013, when the IEPS tax rate was negative.

Source: PEMEX’s unaudited condensed consolidated preliminary financial information.

Total Sales

During 2013, total sales decreased by 2.4%, or Ps. 38.7 billion, as compared to total sales recorded in 2012. This decrease in total sales resulted primarily from an 11.0% decrease in crude oil exports, mainly due to a 3.3% decrease in the average price of the Mexican crude oil basket from U.S.$101.86 per barrel in 2012, to U.S.$98.54 per barrel in 2013 and a 29.4% decrease in domestic sales of fuel oil, primarily due to an 11.7% reduction in sales volume and a 10.9% decline in fuel oil prices.

Domestic Sales

Domestic sales increased by 5.0% in 2013, from Ps. 867.0 billion in 2012 to Ps. 910.2 billion in 2013, primarily due to increases in the average price of gasoline and diesel.

Domestic sales of petroleum products decreased by 9.5% in 2013, from Ps. 1,002.1 billion in 2012 to Ps. 907.3 billion in 2013, primarily due to a 29.4% decrease in fuel oil domestic sales, primarily due to an 11.7% reduction in sales volume and a 10.9% decline in price.

Domestic sales of natural gas increased by 38.3% in 2013, from Ps. 51.2 billion in 2012 to Ps. 70.8 billion in 2013, as a result of an increase in the price of natural gas and a 1.8% increase in the volume of domestic sales of natural gas.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 4.3%, from Ps. 27.7 billion in 2012 to Ps. 26.5 billion in 2013 due to a decrease in the prices of most petrochemical products sold by us, despite a 173.9% increase in the volume of petrochemical product sales.

Export Sales

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 11.0%, from Ps. 772.7 billion in 2012 to Ps. 687.7 billion in 2013, primarily due to a decrease in the volume of crude oil exports.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI CIM), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI CIM, we collectively refer to as the PMI Group), and Mex Gas International, Ltd. (which we refer to as MGAS), export sales by the subsidiary entities to the PMI Group and MGAS decreased by 9.9%, from Ps. 687.8 billion in 2012 to Ps. 619.7 billion in 2013. In U.S. dollar terms, excluding the trading activities of the PMI Group and MGAS, total export sales decreased by 7.3%, from U.S. $52.3 billion in 2012 to U.S. $48.5 billion in 2013, due to a 5.3% decrease in export sales and a 3.3% decrease in prices.

Crude oil and condensate export sales accounted for 79.7% of export sales (excluding the trading activities of the PMI Group) in 2013, as compared to 80.0% in 2012. Crude oil and condensate export sales decreased in peso terms by 11.3%, from Ps. 618.1 billion in 2012 to Ps. 548.4 billion in 2013, primarily due to a 3.3% decrease in the weighted average export price of the Mexican crude oil basket, from U.S. $101.86 per barrel in 2012 to U.S. $98.54 in 2013. The volume of crude oil exports decreased by 5.3%, from 1,256 thousand barrels per day in 2012 to 1,189 thousand barrels per day in 2013, due to lower demand and a decrease in the availability of crude oil for export as a result of higher domestic refining capacity.

Export sales of petroleum products represented 10.3% of export sales (excluding the trading activities of the PMI Group) in 2013, as compared to 8.2% in 2012. Export sales of petroleum products increased by 11.6%, from Ps. 63.7 billion in 2012 to Ps. 71.1 billion in 2013, primarily due to an increase in the volume of fuel oil sold.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in 2012 and 2013 (0.4% and 0.2%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 50.0%, from Ps. 3.0 billion in 2012 to Ps. 1.5 billion in 2013, primarily as a result of decreases in the prices and volumes of ammonia, butadiene and ethylene.

Services Income

Services income increased by 43.1% in 2013, from Ps. 7.2 billion in 2012 to Ps. 10.3 billion in 2013, primarily due to an increase in services income related to income from accrued insurance premiums. Services income consists primarily of fees charged by Pemex-Refining for freight services provided to third parties and by Pemex-Gas and Basic Petrochemicals for pipeline maintenance.

Cost of Sales and Operating Expenses

Cost of sales decreased by 2.2%, from Ps. 832.5 billion in 2012 to Ps. 814.0 billion in 2013. This decrease was mainly due to a decrease in (1) purchases of imported gasoline and diesel, (2) decreased costs associated with exploration activities and (3) a decrease in expenses incurred in connection with unsuccessful exploratory well projects. This decrease was partially offset by a 12.6% increase in operating expenses and a 30.1%, or Ps. 11.5 billion, increase in the net cost of employee benefits during the period. Additionally, distribution and transportation expenses increased by 13.9%, while administrative expenses increased by 9.7%.

General Expenses

General expenses increased by 10.8%, from Ps. 118.1 billion in 2012 to Ps. 130.8 billion in 2013. This increase was primarily due to a Ps. 7.2 billion increase in the net cost of employee benefits for the period and a Ps. 5.1 billion increase in operating expenses, which was primarily composed of a Ps. 3.4 billion increase in personnel services, a Ps. 539.3 million increase in the purchase of materials, a Ps. 225.4 million increase in freight services and a Ps. 523.7 million increase in taxes and duties.

Other Revenues, Net

The sum of other revenues, net, decreased by 69.1% from Ps. 209.0 billion in 2012 to Ps. 64.5 billion in 2013. This decrease was primarily due to the combined effect of a Ps. 119.6 billion decrease in the credit attributable to the negative IEPS credit, and a Ps. 25.6 billion expense that resulted from an update in the valuation method of fixed assets as of December 31, 2013.

Finance Cost, Net

During 2013, the financing result recorded a positive variation of 40.6%, primarily due to a Ps. 18.9 billion decrease in interest expense, as well as a decrease in losses associated with financial derivatives.

Foreign Exchange, Net

A substantial portion of our indebtedness, 80.5% as of December 31, 2013, is denominated in U.S. dollars and other foreign currencies. Our foreign exchange, net, decreased by 108.7%, from Ps. 44.8 billion in 2012 to a loss of Ps. 3.9 billion in 2013, mainly due to the depreciation of the peso against the U.S. dollar during 2013 as compared to the appreciation of the peso against the U.S. dollar during 2012.

Taxes and Duties

Taxes and duties paid decreased by 4.2%, from Ps. 902.6 billion in 2012 to Ps. 865.0 billion in 2013, primarily due to a 3.3% decrease in the price of Mexican crude oil basket. Hydrocarbon extraction duties and other duties and taxes paid decreased by 4.6%, from Ps. 898.1 billion in 2012 to Ps. 857.0 billion in 2013, largely due to a 3.3% decrease in the average price of the Mexican crude oil basket, from U.S. $101.86 per barrel in 2012 to U.S. $98.54 per barrel in 2013. As a result, taxes and duties represented 53.8% of total sales in 2013, as compared to 54.8% in 2012.

Net Income/Loss For the Period

In 2013, we reported a net loss of Ps. 169.1 billion (U.S. $12.9 billion) on Ps. 1,608.2 billion in total sales, as compared to a net income of Ps. 2.6 billion (U.S. $0.2 billion) on Ps. 1,646.9 billion in total sales in 2012. This decrease in net income is primarily explained by: (1) a decline in the average price of the Mexican crude oil basket by 3.3%, from U.S. $101.86 to U.S. $98.54; (2) a decrease in the volume of crude oil exports by 5.3%, due to a rise in domestic processing; (3) a 3.2% decline in the price of regular gasoline in the U.S. Gulf of Mexico, which directly affected PEMEX’s gasoline sale price; and (4) a 2.0% decrease in sales volume of gasoline.

Current Assets and Liabilities

As of December 31, 2013, working capital was Ps. 8.6 billion, primarily as a result of: (1) a decrease of Ps. 54.9 billion, or 17.3%, in current assets, primarily due to a reduction in cash and cash equivalents, as well as in accounts and notes receivable; and (2) an increase of Ps. 18.8 billion, or 8.0%, in current liabilities, as a result of an increase of Ps. 40.8 billion in suppliers’ liabilities.

Property, Plant and Equipment

Property, plant and equipment increased by 3.8%, from Ps. 1,658.7 billion in 2012 to Ps. 1,721.9 billion in 2013.

Results of Operations

Production

Set forth below are selected summary operating data relating to PEMEX.

	Twelve months ended December 31,
	2012		2013
Operating Highlights
Production
Crude oil (tbpd)		2,548		2,522
Natural gas (MMcfpd)(1)		6,385		6,370
Petroleum products (tbpd)(2)		1,337		1,386
Petrochemicals (Mt)(3)		4,850		5,455

Average crude oil exports (tbpd)(4)
Olmeca		194		99
Istmo		99		103
Maya		963		988

Total		1,256		1,189

Value of crude oil exports (value in millions of U.S. dollars)(4)	U.S.$	46,786	U.S.$	42,723

Average PEMEX crude oil export prices per barrel(5)
Olmeca	U.S.$	109.38	U.S.$	107.92
Istmo		107.25		104.76
Maya		99.98		96.91
Weighted average price(6)		101.82		98.46

West Texas Intermediate crude oil average price per barrel(7)	U.S.$	94.13	U.S.$	97.90

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day

MMcfpd = millions of cubic feet per day

Mt = thousands of tons

(1)	Does not include nitrogen.
(2)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines. Note: As of December 31, 2013 PEMEX had 10,416 service stations.
(3)	Includes ethane and sulfur from Pemex-Gas and Basic Petrochemicals.
(4)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of January 10, 2014. Maya includes Altamira.
(5)	Average price during period indicated based on billed amounts.
(6)	On April 4, 2014, the weighted average price of PEMEX’s crude oil export mix was U.S. $94.37 per barrel.
(7)	On April 4, 2014, the West Texas Intermediate crude oil spot price was U.S. $101.09 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude Oil Production

During 2013, crude oil production totaled 2,522 tbpd, a decrease of 26 tbpd as compared to 2012, primarily due to: (1) a 1.4% decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell Business Unit, and an increase in the fractional water flow of its wells; and (2) a 5.7% decrease in production of extra-light crude oil, primarily due to a natural decline in production of fields of the Delta del Grijalva and Crudo Ligero Marino projects.

This decrease was partially offset by a 1.6% increase in light crude oil production at the Kuil, Onel and Chuhuk fields of the Abkatún-Pol Chuc Business Unit and the Tsimín field of the Litoral de Tabasco Business Unit in the Southwestern Marine region, at the Kambesah field of the Cantarell Business Unit in the Northeastern Marine region and at the Gasífero field of the Veracruz Business Unit in the Northern region.

Natural Gas Production

During 2013, natural gas production remained stable, totaling 5,679 MMcfpd in comparison to 5,676 MMcfpd during 2012, primarily due to a slight increase in associated gas production at the Ku Maloob Zaap, Abkatún-Pol-Chuc and Burgos Business Units, highlighting the development of the Nejo field in Burgos, which was partially offset by a decrease in non-associated gas production due to a natural decline in production at the fields of the Veracruz Business Unit.

Gas Flaring

During 2013, gas flaring represented 2.2% over total gas produced. As a result, the natural gas use as a percentage of production was 97.8% during the year.

In addition, during 2013, average gas flaring was approximately 128 MMcfpd, which was well below the maximum gas flaring limit of 214.8 MMcfpd set by the National Hydrocarbons Commission in an effort to reduce gas flaring.

Production of Petroleum Products

During 2013, total petroleum products output increased by 3.7%, as compared to 2012, mainly due to increases in the output of products such as automotive gasolines, diesel and jet fuel, which was partially offset by a decrease in fuel oil production.

The National Refining System’s (NRS) operating performance has improved as a result of an increase in heavy crude oil processing, a greater output of lighter and middle distillate products as well as greater usage of its capacity. Nevertheless, by the end of 2013, the NRS recorded a negative variable refining margin of U.S.$1.84 per barrel, from U.S.$0.01 per barrel by the end of 2012. This is mainly due to the decreases in oil and refined product prices .

Crude Oil Processing

During 2013, total crude oil processing amounted to 1,222 tbpd, a 1.9% increase as compared to 2012, primarily explained by the increase in crude oil processed at the Minatitlán refinery, which resulted from the improved operating performance of the plants that were overhauled at this refinery.

The ratio of heavy crude oil to total crude oil processed by the NRS was 40.3%, as part of an effort to reduce and dislodge the production of heavy distillates in PEMEX’s refineries in the central part of the country.

As a result, during 2013, PEMEX’s usage of its primary distillation capacity increased by 1.5%, as compared to 2012, to 73.1% of its total capacity.

Natural Gas Processing

During 2013, natural gas processing increased by 0.5%, as compared to 2012, in response to the increased availability of sweet wet gas from the Northern region. Additionally, condensates processing increased by 1.3%, due to an increase in the supply of sweet condensates in the Northern region.

As a result, dry gas production increased by 1.8% or 65 MMcfpd, while natural gas liquids production recorded a decrease of 1.0%, due to a decrease in the supply of sour wet gas in the marine regions.

Petrochemicals Production

During 2013, the production of petrochemical products amounted to 5,455 Mt, a 12.5% increase as compared to 2012. This increase is primarily explained by a 442 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the continuous catalytic plant and the regularized operations of plants involved in the production of aromatics at the Cangrejera complex. The increase in production in this chain also resulted in an increase in production of other petrochemicals, including hydrogen, pentanes and benzene, toluene and xylene.

This increase was partially offset by: (1) a 19 Mt decrease in production in the methane derivatives chain, mainly of ammonia, in response to a decline in demand for this product, as a result of adverse weather conditions that impacted agricultural zones in the country; (2) a 136 Mt decrease in production in the ethane derivatives chain due to the fact that production from the Pajaritos Petrochemical Complex was transferred to the joint venture between Pemex-Petrochemicals and the company, Petroquímica Mexicana de Vinilo, S.A. de C.V. in September 2013. As a result, vinyl chloride and ethylene production is no longer on our records. Additionally, linear low-density polyethylene production decreased due to non-programmed shutdowns; and (3) a decrease in production in the propylene and derivatives chain, due to lower production of propylene, which was partially offset by an increase in the production of acrylonitrile.

Crude Oil Exports

The volume of crude oil exports decreased by 5.3%, from 1,256 tbpd in 2012 to 1,189 tbpd in 2013, mainly due to a 3.3% decrease in the average price of the Mexican crude oil basket from U.S.$101.86 per barrel in 2012, to U.S.$98.54 per barrel in 2013.

Consolidated Balance Sheet, Liquidity and Capital Raising

Equity Structure

As of December 31, 2013, PEMEX recorded negative equity totaling Ps. 185.3 billion, as compared to negative equity of Ps. 271.1 billion as of December 31, 2012.

During 2013, there were no capitalized payments to the equity of Petróleos Mexicanos, the subsidiary entities and subsidiary companies by the Mexican Government.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During 2013, net cash flows from operating activities, totaled Ps. 195.2 billion, as compared to Ps. 213.3 billion in 2012. Net loss totaled Ps. 169.1 billion in 2013, as compared to net income of Ps. 2.6 billion in 2012. During 2013, our net cash flows from financing activities totaled Ps. 10.3 billion, as compared to net cash flows of Ps. (10.6) billion from financing activities in 2012. During 2013, we applied net funds of Ps. 242.4 billion to net investments in fixed assets, as compared to net funds of Ps. 197.5 billion that we applied to net investments in fixed assets in 2012.

Recent Financing Activities

During the period from January 14, 2014 to April 8, 2014, Petróleos Mexicanos participated in the following financing activities:

•	On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000,000 of its debt securities under its U.S. $32,000,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $500,000,000 of its 3.125% Notes due 2019; (2) U.S. $500,000,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (3) U.S. $3,000,000,000 of its 6.375% Bonds due 2045. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On January 23, 2014, the Ministry of Finance and Public Credit authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $32,000,000,000 to U.S. $42,000,000,000.

•	On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside of Mexico of Ps. 2,616,050,000 of Certificados Bursátiles in the form of global depositary notes (or GDNs), and (2) a concurrent offering to the public in Mexico of Ps. 4,883,950,000 of Certificados Bursátiles not represented by GDNs. The issuance represented the second reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: one at a floating rate for Ps. 2,000,000,000 due 2019, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% for Unidades de Inversión (or UDIs) equivalent to Ps. 2,999,999,997.62 due 2026. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000,000 from its revolving credit line, which bears interest at a floating rate linked to the London Interbank Offered Rate (LIBOR) and matures on April 22, 2014.

•	On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000,000 from an export credit agency, which bears interest at a rate of 2.35% and matures in March 2018.

During the period from January 14, 2014 to April 8, 2014, P.M.I. Holdings, B.V. obtained U.S. $6,243,000,000 from its revolving credit line and repaid U.S. $7,143,000,000.

Indebtedness

During 2013 our total debt increased by 6.9%, from Ps.786.9 billion at December 31, 2012 to Ps. 841.2 billion at December 31, 2013, primarily due to new financings that were higher than amortizations of debt during 2013.

At December 31, 2013 and as of the date of this report, we were not in default on any of our financing agreements.

Cash and Cash Equivalents

Petróleos Mexicanos’ cash and cash equivalents relies primarily in Mexican pesos and U.S. dollars, since it comes from the sales of its products, whether domestic or international. Petróleos Mexicanos also makes payments of various expenses and debt in those currencies.

At December 31, 2013, our cash and cash equivalents totaled Ps. 80.7 billion, as compared to Ps. 119.2 billion at December 31, 2012.

Investment in Repsol

We hold investments in shares of Repsol, S.A. (which we refer to as Repsol), as described under “Item 4—Information on the Company—PEMEX Corporate Matters—Investment in Repsol” in the Form 20-F. On May 7, 2012, the Government of the Republic of Argentina enacted a law that provided for the expropriation of 51% of the Class D shares of Yacimientos Petrolíferos Fiscales S.A. (which we refer to as YPF), all of which are owned, directly or indirectly, by Repsol. On February 25, 2014, Repsol’s board of directors approved an agreement with the Government of the Republic of Argentina whereby the Republic of Argentina would pay U.S. $5 billion in the form of dollar-denominated government bonds of the Republic of Argentina as compensation for the expropriation of Repsol’s stake in YPF. In order to become effective, the agreement must also be approved by Repsol’s shareholders and both chambers of the Congress of the Republic of Argentina. On March 27, 2014, the Senate of the Republic of Argentina voted in favor of the settlement agreement. On March 28, 2014, Repsol’s shareholders ratified the agreement. The Chamber of Deputies of the Republic of Argentina is scheduled to vote on the agreement on April 24, 2014. The market value of Repsol shares has increased approximately 2.1% from €18.32 per share as of December 31, 2013 to €18.70 per share as of April 8, 2014.

Directors, Senior Management and Employees

On February 7, 2014, Mr. Carlos Morales Gil submitted his resignation as Director General of Pemex-Exploration and Production. Mr. Gustavo Hernández García, who formerly served as Deputy Director of Planning and Evaluation of Pemex-Exploration and Production, replaced Mr. Morales Gil as Acting Director General of Pemex-Exploration and Production.

Legal Proceedings

Mexican Government Audits and Other Investigations

On February 11, 2014, the Secretaría de la Función Pública (General Comptroller’s Office of the Government, or SFP) announced in the Official Gazette of the Federation that it had fined Oceanografía, S.A. de C.V. (or Oceanografía), a Mexican oil-services firm, and banned it from bidding for and entering into government contracts, including contracts with us, for approximately one year and nine months. The fine and related ban resulted from the failure of Oceanografía to issue performance guarantees in connection with certain contracts between Oceanografía and Pemex-Exploration and Production. As of the date of this report, the SFP is conducting several investigations into the conduct of certain of Pemex-Exploration and Production’s current and former officers or employees in connection with its contracts with Oceanografía.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

The Economy

Gross Domestic Product

The following table sets forth the composition of Mexico’s real gross domestic product (GDP) by economic sector in constant 2008 pesos for the periods indicated.

	Real GDP by Sector
	2008		2009		2010(1)		2011(1)		2012(1)		2013(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	393.0	Ps.	383.2	Ps.	386.1	Ps.	377.1	Ps.	404.4	Ps.	405.5
Secondary Activities:
Mining		1,054.7		1,012.1		1,021.0		1,017.1		1,025.5		1,008.3
Utilities		252.6		255.8		267.4		285.4		292.0		292.7
Construction		1,030.7		968.2		975.5		1,014.4		1,034.8		988.2
Manufacturing		2,027.3		1,857.9		2,016.7		2,109.7		2,188.9		2,219.4
Tertiary activities:
Wholesale and retail trade		1,785.9		1,563.5		1,749.0		1,913.7		1,998.1		2,053.6
Transportation and warehousing		700.6		650.0		700.1		728.1		759.9		771.0
Information		324.5		352.0		355.3		370.3		430.9		454.4
Finance and insurance		390.6		403.9		488.6		523.4		567.9		589.6
Real estate, rental and leasing		1,448.4		1,464.0		1,504.5		1,547.0		1,586.1		1,609.7
Professional, scientific and technical services		288.9		274.5		274.2		288.0		291.2		288.2
Management of companies and enterprises		74.4		68.2		71.8		74.3		79.3		74.8
Administrative and support and waste management and remediation services		398.8		370.8		373.4		395.4		412.7		428.6
Education services		472.2		473.0		473.9		481.2		491.9		497.3
Health care and social assistance		250.1		255.2		254.9		260.3		265.9		271.2
Arts, entertainment and recreation		57.4		55.0		57.3		56.9		58.5		58.6
Accommodation and food services		277.8		251.1		255.9		259.7		273.8		279.6
Other services (except public administration)		255.6		254.1		256.7		261.3		268.6		273.2
Public administration		458.1		467.4		478.8		472.1		490.0		493.9

Gross value added at basic values		11,941.2		11,379.9		11,961.2		12,435.3		12,920.3		13,057.7
Taxes on products, net of subsidies		315.7		300.8		316.5		329.1		343.3		346.9

GDP	Ps.	12,256.9	Ps.	11,680.7	Ps.	12,277.7	Ps.	12,764.4	Ps.	13,263.6	Ps.	13,404.6

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI).

The following table sets forth the percentage change in Mexico’s real GDP by economic sector in constant 2008 pesos for the periods indicated.

Real GDP Growth by Sector

(% change against prior years)(1)

	2008	2009	2010(2)	2011(2)	2012(2)	2013(2)
GDP (constant 2008 prices)	1.4%	(4.7)%	5.1%	4.0%	3.9%	1.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	1.3	(2.5)	0.8	(2.3)	7.3	0.3
Secondary Activities:
Mining	(3.7)	(4.0)	0.9	(0.4)	0.8	(1.7)
Utilities	1.3	1.3	4.5	6.7	2.3	0.2
Construction	3.8	(6.1)	0.8	4.0	2.0	(4.5)
Manufacturing	(1.0)	(8.4)	8.5	4.6	3.8	1.4
Tertiary activities:
Wholesale and retail trade	0.2	(12.5)	11.9	9.4	4.4	2.8
Transportation and warehousing	(0.1)	(7.2)	7.7	4.0	4.4	1.5
Information	6.0	8.5	1.0	4.2	16.4	5.5
Finance and insurance	21.9	3.4	21.0	7.1	8.5	3.8
Real estate, rental and leasing	3.3	1.1	2.8	2.8	2.5	1.5
Professional, scientific and technical services	3.1	(5.0)	(0.1)	5.0	1.1	(1.0)
Management of companies and enterprises	7.5	(8.2)	5.3	3.4	6.7	(5.7)
Administrative support, waste management and remediation services	2.2	(7.0)	0.7	5.9	4.4	3.9
Education services	1.1	0.2	0.2	1.6	2.2	1.1
Health care and social assistance	1.3	2.0	(0.1)	2.1	2.1	2.0
Arts, entertainment and recreation	0.3	(4.1)	4.1	(0.8)	2.9	0.1
Accommodation and food services	0.1	(9.6)	1.9	1.5	5.4	2.1
Other services (except public administration)	1.3	(0.6)	1.0	1.8	2.8	1.7
Public administration	2.0	2.0	2.4	(1.4)	3.8	0.8

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 1.1% in real terms during 2013, as compared to 2012. The decrease in the growth rate of GDP, as compared to the growth rate in prior periods, was due to a decrease in productive activity during the first half of 2013, which recovered during the second half of 2013 as Mexico’s economic activity experienced an upward trend. The economic recovery experienced since the third quarter of 2013 is a result of greater external demand and a recovery of some domestic demand components in the fourth quarter.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for 2013 was 4.0%, 0.4 percentage points higher than during 2012. Annual inflation remained within the interval of plus/minus one percentage point around the 3 percent target in the fourth quarter of 2013. Despite this, annual inflation rebounded in November and December, mainly as a result of greater price increments of two fully identified factors: (1) unexpected increments in public transport fares in some cities in Mexico; and (2) higher prices for a reduced number of agricultural products caused by weather conditions that delayed their production over the previous months.

Consumer inflation (as measured by the change in the national consumer price index) for the two months ended February 28, 2014 was 1.1%, 0.2 percentage points higher than during the same period of 2013.

Interest Rates

During 2013, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.8%, as compared to 4.2% during 2012. Interest rates on 91-day Cetes averaged 3.8%, as compared to 4.4% during 2012.

During the first three months of 2014, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.15%, as compared to 4.11% during the same period of 2013. Interest rates on 91-day Cetes averaged 3.37%, as compared to 4.17% during the same period of 2013.

On March 27, 2014, the 28-day Cetes rate was 3.19% and the 91-day Cetes rate was 3.30%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.6% during February 2014, a 0.2 percentage point decrease from the rate during the same period of 2013.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential

(% change against prior years)(2)

	2009	2010(1)	2011(1)	2012(1)	2013(1)

Food	(0.3)%	1.7%	2.1%	1.6%	0.4%
Beverage and tobacco products	0.3	0.6	4.5	2.3	1.0
Textile mills	(7.4)	10.9	(4.5)	3.1	(3.2)
Textile product mills	(7.8)	2.5	(2.9)	(0.2)	2.9
Apparel	(7.6)	4.6	0.1	(0.7)	3.1
Leather and allied products	(4.8)	7.7	(0.7)	2.6	0.8
Wood products	(4.7)	5.5	5.0	14.2	(2.8)
Paper	(0.6)	3.7	(0.9)	4.6	2.6
Printing and related support activities	(6.5)	10.0	4.1	(4.0)	(7.2)
Petroleum and coal products	0.5	(7.2)	(3.7)	1.3	2.2
Chemicals	(3.1)	(0.4)	(0.2)	(1.1)	0.6
Plastics and rubber products	(9.6)	13.5	7.2	10.1	(0.5)
Nonmetallic mineral products	(9.4)	4.7	4.7	2.2	(2.7)
Primary metals	(16.4)	12.4	4.7	1.2	0.0
Fabricated metal products	(14.1)	8.8	6.9	5.8	0.6
Machinery	(19.9)	47.2	13.4	6.1	(1.8)
Computers and electronic products	(10.2)	3.7	6.5	2.2	13.3
Electrical equipment, appliances and components	(10.7)	10.1	2.0	1.7	(2.2)
Transportation equipment	(26.4)	42.2	16.4	13.2	5.3
Furniture and related products	(6.5)	7.1	1.1	3.3	(5.8)
Miscellaneous	(4.5)	1.9	0.8	2.6	0.9

Total expansion/contraction	(8.4)	8.5	4.6	3.8	1.4

(1)	Preliminary figures.
(2)	Percent change reflects constant 2008 pesos. Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 1.4% in real terms during 2013 as compared to 2012. In total, eight manufacturing sectors contracted and thirteen sectors grew in 2013, each as compared to 2012.

Tourism

Mexico’s tourism sector expanded in 2013. As compared to 2012, this sector experienced increases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $13.8 billion, an 8.5% increase from 2012;

•	revenues from tourists to the interior (as opposed to border cities) totaled U.S. $11.2 billion, a 9.6% increase from 2012;

•	the number of tourists to the interior totaled 14.1 million, a 3.5% increase from 2012;

•	the average expenditure per tourist to the interior totaled U.S. $790.00, a 5.9% increase from 2012;

•	expenditures by Mexican tourists abroad totaled U.S. $5.7 billion, a 9.3% increase from 2012; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $9.1 billion, a 7.2% increase from 2012.

In total, the Mexican tourism sector recorded a U.S. $4.8 billion surplus in the balance of payments in 2013, an 11.1% increase from the U.S. $4.3 billion surplus recorded in 2012.

As compared to the first month of 2013, the tourism sector experienced increases or decreases in the following areas for the first month of 2014:

•	revenues from international travelers totaled U.S. $1.4 billion, a 17.4% increase from the same period in 2013;

•	revenues from tourists to the interior of Mexico totaled U.S. $1.2 billion, a 21.3% increase from the same period in 2013;

•	the number of tourists to the interior of Mexico totaled 1.4 million, an 18.4% increase from the same period in 2013;

•	the average expenditure per tourist to the interior of Mexico totaled U.S. $850.10, a 2.5% increase from the same period in 2013;

•	expenditures by Mexican tourists abroad totaled U.S. $461.6 million, a 0.2% decrease from the same period in 2013; and

•	expenditures by Mexicans traveling abroad totaled U.S. $722.4 million, a 1.5% increase from the same period in 2013.

In total, the Mexican tourism sector recorded a U.S. $719.3 million surplus in the balance of payments during the first month of 2014, a 39.4% increase from the U.S. $516.0 million surplus recorded during the same period in 2013.

Financial System

Central Bank and Monetary Policy

At January 31, 2014, Mexico’s M1 money supply was 8.1% greater in real terms than the level at January 31, 2013. The amount of bills and coins held by the public was 5.8% greater in real terms than at January 31, 2013. In addition, the aggregate amount of checking account deposits denominated in pesos was 8.2% greater in real terms than at the same date in 2013.

At January 31, 2014, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 3.9% greater in real terms than financial savings at January 31, 2013. Savings generated by Mexican residents increased by 4.6% and savings generated by non-residents increased by 0.9%, both in real terms, as compared to the same period of 2013.

At March 26, 2014, the monetary base totaled Ps. 845.6 billion, a 7.9% nominal decrease from the level of Ps. 917.9 billion at December 31, 2013, due to a higher demand for bills and coins held by the public.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At March 26, 2014, the IPC stood at 39,761 points, representing a 6.9% increase from the level at December 31, 2013.

Banking Supervision and Support

At January 31, 2014, the total loan portfolio of the banking system was 1.1% lower in real terms than the total loan portfolio at December 31, 2013.

According to preliminary figures, at January 31, 2014, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 92.3 billion, as compared to Ps. 91.2 billion at December 31, 2013. Moreover, the past-due loan ratio of commercial banks was 3.1%, as compared to a ratio of 3.1% at December 31, 2013. The amount of loan loss reserves held by commercial banks at January 31, 2014 totaled Ps. 127.6 billion, as compared to Ps. 127.3 billion at December 31, 2013. As a result, commercial banks had reserves covering 138.2% of their past-due loans, well exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2013, Mexico registered a trade deficit of U.S. $1.0 billion, as compared to a trade deficit of U.S. $45.8 million for the same period of 2012. In particular, exports increased or decreased as follows, each as compared to 2012:

•	petroleum exports decreased by 6.3%;

•	non-petroleum exports increased by 4.0%;

•	merchandise exports increased by 2.6%, to U.S. $380.2 billion, as compared to U.S. $370.8 billion during 2012; and

•	exports of manufactured goods (which represented 82.7% of total merchandise exports) increased by 4.2%.

According to preliminary figures, during 2013, total imports increased by 2.8%, to U.S. $381.2 billion, as compared to U.S. $370.8 billion for 2012. In particular, imports increased as follows, each compared to 2012:

•	imports of intermediate goods increased by 2.5%;

•	imports of capital goods increased by 1.3%; and

•	imports of consumer goods increased by 5.6%.

According to preliminary figures, during the first month of 2014, Mexico registered a trade deficit of U.S. $3.2 billion, as compared to a trade deficit of U.S. $2.9 billion for the same period of 2013. In particular, exports increased or decreased as follows, each as compared to the first month of 2013:

•	petroleum exports decreased by 15.8%;

•	non-petroleum exports increased by 2.0%;

•	merchandise exports decreased by 1.0%, to U.S. $27.0 billion, as compared to U.S. $27.3 billion during the first month of 2013; and

•	exports of manufactured goods (which represented 80.6% of total merchandise exports) increased by 1.5%.

According to preliminary figures, during the first month of 2014, total imports increased by 0.3%, to U.S. $30.2 billion, as compared to U.S. $30.1 billion for the same period of 2013. In particular, imports increased or decreased as follows, each as compared to the first month of 2013:

•	imports of intermediate goods increased by 0.8%;

•	imports of capital goods decreased by 2.4%; and

•	imports of consumer goods decreased by 0.2%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2009	2010	2011	2012	2013	First month of 2014(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$30,831	$41,693	$56,385	$52,892	$49,574	$3,831
Crude oil	25,614	35,919	49,322	46,788	42,804	3,295
Other	5,217	5,775	7,063	6,103	6,770	536
Non-oil products	198,872	256,780	292,990	317,814	330,615	23,208
Agricultural	7,726	8,610	10,309	10,914	11,327	1,055
Mining	1,448	2,424	4,063	4,906	4,714	362
Manufactured goods(2)	189,698	245,745	278,617	301,993	314,574	21,791

Total merchandise exports	229,704	298,473	349,375	370,706	380,189	27,038
Merchandise imports (f.o.b.)
Consumer goods	32,828	41,423	51,790	54,272	57,329	4,745
Intermediate goods(2)	170,912	229,812	264,020	277,911	284,823	22,325
Capital goods	30,645	30,247	35,032	38,568	39,057	3,163

Total merchandise imports	234,385	301,482	350,843	370,752	381,210	30,234

Trade balance	$(4,681)	$(3,009)	$(1,468)	$(46)	$(1,022)	$(3,195)

Average price of Mexican oil mix(3)	$57.40	$72.46	$101.13	$101.96	$98.46	$91.88

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during 2013, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S. $22.3 billion, as compared to a deficit of U.S. $14.8 billion for 2012. The capital account registered a surplus of U.S. $58.6 billion during 2013, as compared to a surplus of U.S. $54.2 billion during 2012. Foreign investment in Mexico totaled U.S. $56.2 billion during 2013 and was composed of direct foreign investment inflows totaling U.S. $35.2 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $21.0 billion.

At February 28, 2014, Banco de México’s international reserves totaled U.S. $180.9 billion, an increase of U.S. $1.2 billion as compared to international reserves at February 21, 2014. At February 28, 2014, Banco de México’s net international assets totaled U.S. $183.8 billion, an increase of U.S. $1.1 billion from the amount at February 21, 2014.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

		2008	2009	2010	2011	2012	2013
		(in millions of dollars)
I.	Current account(2)	$(19,557)	$(7,724)	$(3,230)	$(11,836)	$(14,767)	$(22,333)
	Credits	343,686	273,250	346,529	399,248	423,446	433,237
	Merchandise exports (f.o.b.)	291,343	229,704	298,473	349,375	370,706	380,189
	Non-factor services	18,216	15,096	15,621	16,153	16,817	20,304
	Tourism	13,370	11,513	11,992	11,869	12,739	13,819
	Others	4,847	3,583	3,629	4,284	4,078	6,485
	Factor Services	8,530	6,797	10,812	10,569	13,154	10,802
	Interest	6,128	4,253	3,388	3,475	2,671	2,390
	Others	2,402	2,544	7,424	7,094	10,483	8,411
	Transfers	25,597	21,653	21,623	23,152	22,768	21,942
	Debits	363,242	280,974	349,759	411,084	438,212	455,570
	Merchandise imports (f.o.b.)	308,603	234,385	301,482	350,843	370,752	381,210
	Non-factor services	26,431	25,139	25,565	30,289	30,835	32,017
	Insurance and freight	10,000	7,510	8,723	10,225	9,726	9,755
	Tourism	8,568	7,207	7,255	7,832	8,449	9,054
	Others	7,863	10,422	9,587	12,232	12,661	13,208
	Factor services	28,080	21,389	22,626	29,774	36,416	42,214
	Interest	16,763	12,886	14,161	17,688	20,296	23,216
	Others	11,316	8,503	8,465	12,086	16,120	18,997
	Transfers	128	60	86	178	209	128
II.	Capital account	32,204	16,181	45,598	50,985	54,219	58,638
	Liabilities	40,046	34,272	91,492	61,714	88,259	98,083
	Loans and deposits	9,887	10,033	45,428	13,075	14,357	41,864
	Development banks	(496)	794	648	(283)	398	426
	Commercial banks	234	(3,918)	29,323	(953)	(3,206)	15,112
	U.S. Federal Reserve swap facility	—	7,229	(3,221)	—	—	—
	Non-financial public sector	(3,432)	9,638	13,021	5,910	8,397	8,204
	Non-financial private sector	728	(3,711)	5,657	8,401	8,769	18,122
	PIDIREGAS(3)	12,853	—	—	—	—	—
	Foreign investment	30,159	24,239	46,063	48,639	73,901	56,219
	Direct	27,729	16,605	22,563	23,553	17,224	35,188
	Portfolio	2,430	7,634	23,500	25,086	56,678	21,030
	Equity securities	(3,503)	4,155	373	(6,566)	10,038	(943)
	Debt securities	5,933	3,479	23,127	31,651	46,640	21,973
	Assets	(7,842)	(18,091)	(45,893)	(10,728)	(34,039)	(39,444)
III.	Errors and omissions	(5,209)	(3,123)	(19,689)	(10,712)	(18,730)	(18,661)
IV.	Change in net international reserves(4)	7,450	5,397	22,759	28,879	21,040	13,006

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS), are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

During 2013, the average peso/dollar exchange rate was Ps. 12.7724 = U.S. $1.00. During the first month of 2014, the average peso/dollar exchange rate was Ps. 13.223 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on March 27, 2014 (which took effect on the second business day thereafter) was Ps. 13.084 = U.S. $1.00.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 375.3 billion (including physical investment expenditures by PEMEX) during 2013, or 2.3% of GDP. This deficit was Ps. 403.2 billion during the same period of 2012. The public sector balance registered a deficit of Ps. 46.7 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 91.2 billion deficit registered for the same period of 2012.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 59.3 billion during 2013, 39.2% lower in nominal terms than 2012.

According to preliminary figures, during 2013, public sector budgetary revenues amounted to Ps. 3,803.7 billion in nominal pesos, 4.3% more in real terms as compared to 2012. During 2013, revenues have increased or decreased as follows, each in real terms and as compared to 2012:

•	crude oil revenues increased by 2.6%;

•	non-oil tax revenues increased by 4.4%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 0.5 percentage points, to 12.7%, as compared to approximately 13.2% in 2012.

According to preliminary figures, during 2013, net public sector budgetary expenditures increased by 2.8% in real terms as compared to 2012. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 3.3% in real terms as compared to 2012. During 2013, the financial cost of public sector debt decreased by 2.5% in real terms as compared to the same period of 2012.

As of December 31, 2013:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 33.8 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 20.3 billion;

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.6 billion; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 15.4 billion.

2014 Budget

On September 8, 2013, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Revenue Law for 2014, or the 2014 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Expenditure Budget for 2014, or the 2014 Expenditure Budget) to the Mexican Congress for its approval. The 2014 Revenue Law and the 2014 Expenditure Budget were approved on October 31, 2013 and November 14, 2013, and were published in the Official Gazette of the Federation on November 20, 2013 and December 3, 2013, respectively. We refer to these two bills together as Mexico’s 2014 budget (the 2014 Budget).

The table below sets forth the budgetary results for 2012, as well as for 2013. It also sets forth the assumptions and targets underlying Mexico’s 2013 Budget and 2014 Budget.

2012 and 2013 Results; 2013 Budget and 2014 Budget Assumptions and Targets

	2012 Results	2013 Budget(1)	2013 Results(1)	2014 Budget(6)
Real GDP growth (%)	3.9%	3.5%	1.1%	3.9%
Increase in the national consumer price index (%)	3.6%	3.0%	4.0%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.96	$86.00 (3)	$98.46	$85.00 (4)
Current account deficit as % of GDP	(1.2)%	n.a.	(1.8)%	n.a.
Average exchange rate (Ps./$1.00)	13.2	12.9	12.8	12.9
Average rate on 28-day Cetes (%)	4.2%	4.6%	3.8%	4.0%
Public sector balance as % of GDP(5)	(2.6)%	(2.0)%	(2.3)%	(3.5)%
Primary balance as % of GDP(5)	(0.6)%	0.1%	(0.4)%	n.a.

n.a. = Not available.

(1)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2013 and in the Programa Económico 2013 (Economic Program for 2013). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2013 economic results.
(2)	Preliminary figures.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2013 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(4)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2014 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2014 Budget.
(5)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2012 Form 18-K.
(6)	2014 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2014 (General Economic Policy Guidelines for 2014) and in the Programa Económico 2014 (Economic Program for 2014), as modified by the 2014 Budget adopted by the Mexican Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

According to preliminary figures, at December 31, 2013, the Government’s net internal debt totaled Ps. 3,893.9 billion, an 11.2% increase in nominal terms as compared to Ps. 3,501.1 billion outstanding at December 31, 2012. This debt figure includes the Ps. 165.5 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2012 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 4,231.3 billion according to preliminary figures, a 12.2% increase in nominal terms as compared to the Ps. 3,770.0 billion outstanding at December 31, 2012.

According to preliminary figures, at December 31, 2013, the Government’s gross internal debt totaled Ps. 4,063.2 billion, a 13.6 % increase in nominal terms as compared to Ps. 3,575.3 billion outstanding at December 31, 2012. Of the total gross internal debt at December 31, 2013, Ps. 480.6 billion represented short-term debt, as compared to Ps. 396.7 billion at the end of 2012, and Ps. 3,582.6 billion represented long-term debt, as compared to Ps. 3,178.6 billion at the end of 2012. The gross internal debt of the public sector, on the other hand, totaled Ps. 4,408.9 billion at December 31, 2013 according to preliminary figures, a 14.2% increase in nominal terms as compared to Ps. 3,861.1 billion outstanding at December 31, 2012.

According to preliminary figures, at December 31, 2013, the Government’s financing costs on its internal debt totaled Ps. 222.8 billion, or 1.3% of GDP, representing a 7.4% nominal increase as compared to its financing costs of Ps. 207.6 billion, or 1.4% of GDP, during the same period of 2012.

As of December 31, 2013, the average maturity of the Government’s internal debt decreased to 7.9 years as compared to the average maturity at December 31, 2012.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

	December 31,
	2008			2009			2010			2011			2012			2013(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,021.2	84.2%	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%
Cetes		357.1	14.9		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6
Floating Rate Bonds		243.6	10.1		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3
Inflation-Linked Bonds		334.9	13.9		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9
Fixed Rate Bonds		1,085.6	45.2		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0
STRIPS of Udibonos		—	—		—	—		—	—		—	—		1.0	0.0		3.6	0.1
Other(3)		380.1	15.8		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1

Total Gross Debt	Ps.	2,401.3	100.0%	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%

Net Debt
Financial Assets(4)		(68.6)			(231.4)			(79.4)			(85.6)			(74.2)			(169.3)

Total Net Debt	Ps.	2,332.7		Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9

Gross Internal Debt/GDP			19.8%			21.4%			21.0%			20.7%			22.3%			23.9%
Net Internal Debt/GDP			19.1%			19.5%			20.4%			20.2%			21.8%			22.9%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012 and Ps. 165.5 billion at December 31, 2013 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2012 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at December 31, 2013, outstanding gross public sector external debt totaled U.S. $134.4 billion, an approximate U.S. $8.7 billion increase from the U.S. $125.7 billion outstanding at the end of 2012. Of this amount, U.S. $130.9 billion represented long-term debt and U.S. $3.5 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 31.4% of nominal GDP, an increase of 3.8 percentage points from the end of 2012.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2008	U.S.$	39,997	U.S.$	9,782	U.S.$	5,885	U.S.$	55,664	U.S.$	1,275	U.S.$	56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013(3)		71,817		53,358		5,734		130,909		3,527		134,436

By Currency(4)

	At December 31,
	2008			2009			2010			2011			2012			2013(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S.$	47,851	84.1%	U.S.$	77,919	80.9%	U.S.$	90,882	82.3%	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.1%
Japanese yen		1,095	1.9		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1
Pounds sterling		687	1.2		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0
Swiss francs		410	0.7		716	0.7		953	0.9		910	0.8		961	0.8		969	0.7
Others		6,896	12.1		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		14,932	11.1
Total	U.S.$	56,939	100.0%	U.S.$	96,354	100.0%	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%

Note: Numbers may not total due to rounding.

(1)	Any external debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at the prevailing exchange rates for each of the dates indicated. External public debt does not include: (a) any repurchase obligations of Banco de México with the IMF (however, none were outstanding as of November 30, 2013) or (b) loans made by the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes any external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt subtracted by certain financial assets held abroad. These financial assets include non-cancelled public sector external debt held by public sector entities.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

ANNEX

Unaudited Consolidated Statement of Financial Position(1)

	As of December 31,
	2012	2013	2013
	(Millions of pesos)		(Millions of U.S.$)
Total assets	2,024,183	2,041,051	156,085
Current assets	318,142	263,230	20,130
Cash and cash equivalents	119,235	80,746	6,175
Accounts, notes receivable and other	133,010	118,828	9,087
Inventories	56,848	56,914	4,352
Derivative financial instruments	9,049	6,742	516
Available-for-sale investments	15,771	17,729	1,356
Investment in securities of non-consolidated cos., associates and other	17,252	23,980	1,834
Property, plant, and equipment	1,658,734	1,721,926	131,681
Deferred taxes	1,936	704	54
Other assets	12,348	13,483	1,031
Total liabilities	2,295,249	2,226,370	170,257
Current liabilities	235,804	254,637	19,473
Short-term debt	114,241	90,504	6,921
Suppliers	61,513	102,324	7,825
Accounts and accrued expenses payable	9,316	14,200	1,086
Financial Instruments	6,753	6,284	481
Taxes and duties payable	43,981	41,325	3,160
Long-term liabilities	2,059,445	1,971,732	150,784
Long-term debt	672,618	750,734	57,411
Employee benefits	1,288,541	1,119,208	85,589
Provision for diverse credits	63,803	69,209	5,293
Other liabilities	6,346	7,406	566
Deferred taxes	28,138	25,175	1,925
Total equity	(271,066)	(185,319)	(14,172)
Holding	(271,764)	(185,823)	(14,210)
Certificates of contribution “A”	49,605	114,605	8,764
Federal Government Contributions	178,731	115,314	8,818
Legal Reserve	978	1,002	77
Comprehensive accumulated results	(383,338)	(130,104)	(9,949)
Retained earnings (accumulated losses)	(117,740)	(286,640)	(21,920)
From prior years	(120,573)	(117,740)	(9,004)
For the year	2,833	(168,900)	(12,916)
Participation of non-holding entities	698	504	39
Total liabilities and equity	2,024,183	2,041,051	156,085

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0765 = U.S. $1.00 at December 31, 2013. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

Unaudited Consolidated Statement of Cash Flows(1)

	For the year ended December 31,
	2012	2013	2013
	(Millions of pesos)		(Millions of U.S.$)
Operating Activities
Net income (loss)	2,600	(169,092)	(12,931)
Items related to investing activities	153,183	192,300	14,706
Depreciation and amortization	140,538	148,147	11,329
Impairment of properties, plant and equipment	—	25,609	1,958
Unsuccessful wells	13,842	12,498	956
Retirement of property, plant and equipment	734	14,699	1,124
Profit (loss) from sale of fixed asset	—	(768)	(59)
Realized profit (loss) net by investments available for sale	—	(279)	(21)
Profit sharing in non-consolidated subsidiaries and affiliates	(4,798)	(1,451)	(111)
Dividends received	(686)	(914)	(70)
Effects of net present value of reserve for well abandonment	3,553	(5,240)	(401)
Activities related to financing activities	6,737	40,726	3,114
Amortization of primes, discounts, profits and debt issuance expenses	1,560	(1,891)	(145)
Interest expense (income)	45,739	39,304	3,006
Unrealized loss (gain) from foreign exchange fluctuations	(40,562)	3,313	253
Subtotal	162,521	63,934	4,889
Funds provided by (used in) operating activities	50,809	131,300	10,041
Financial instruments for negotiation	1,919	1,840	141
Accounts and notes receivable	22,598	14,182	1,085
Inventories	(11,829)	(67)	(5)
Other assets	(7,679)	(12,194)	(933)
Accounts payable and accrued expenses	(2,579)	4,884	373
Taxes paid	(21,790)	(2,656)	(203)
Suppliers	8,200	40,811	3,121
Provision for diverse credits	1,245	8,188	626
Employees benefits	61,583	78,043	5,968
Deferred taxes	(860)	(1,731)	(132)
Net cash flow from operating activities	213,330	195,233	14,930
Investing activities
Acquisition of property, plant and equipment	(197,509)	(242,375)	(18,535)
Exploration expenses	(1,828)	(1,439)	(110)
Restricted cash - Fund for specific purposes	—	985	75
Investment in securities	—	(6,263)	(479)
Sale of investments available for sale	—	2,870	219
Net cash flow from investing activities	(199,337)	(246,222)	(18,829)
Cash needs related to financing activities	13,993	(50,988)	(3,899)
Financing activities
Equity increase (decrease) due to the Federal Government	—	66,583	5,092
Retirement of contributions given by the Federal Government	—	(65,000)	(4,971)
Loans obtained from financial institutions	377,896	236,946	18,120
Amortization of loans	(341,864)	(191,144)	(14,617)
Interest paid	(46,589)	(37,132)	(2,840)
Net cash flow from financing activities	(10,557)	10,253	784
Net Increase (decrease) in cash and cash equivalents	3,436	(40,736)	(3,115)
Effect of change in cash value	822	2,246	172
Cash and cash equivalents at the beginning of the period	114,977	119,235	9,118
Cash and cash equivalents at the end of the period	119,235	80,746	6,175

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0765 = U.S. $1.00 at December 31, 2013. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

Unaudited Consolidated Statement of Comprehensive Income(1)

	For the year ended December 31,
	2012	2013	2013
	(Millions of pesos)		(Millions of U.S.$)
Total sales	1,646,912	1,608,202	122,984
Domestic sales	867,037	910,188	69,605
Exports	772,699	687,675	52,589
Services income	7,176	10,339	791
Cost of sales	832,491	814,004	62,249
Gross income	814,422	794,198	60,735
Other revenues (expenses)	209,019	64,536	4,935
IEPS accrued	214,102	94,466	7,224
Other	(5,084)	(29,930)	(2,289)
Transportation and distribution expenses	28,488	32,448	2,481
Administrative expenses	89,613	98,310	7,518
Operating income (loss)	905,339	727,976	55,671
Financing income (cost)	(49,736)	(29,539)	(2,259)
Foreign exchange gain (loss)	44,846	(3,948)	(302)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	4,798	1,451	111
Income before taxes and duties	905,246	695,939	53,221
Taxes and duties	902,646	865,032	66,152
Duties over hydrocarbon extraction and other	898,065	856,979	65,536
Oil income tax	2,442	3,686	282
Income tax and other	2,139	4,367	334
Net income (loss)	2,600	(169,092)	(12,931)
Other comprehensive results	(376,843)	253,232	19,365
Financial assets available for sale	(10,126)	3,098	237
Actuarial losses due employee benefits	(364,879)	247,376	18,918
Conversion effect	(1,771)	2,758	211
Additional concept	—	—	—
Comprehensive income (loss)	(374,242)	84,140	6,434

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0765 = U.S. $1.00 at December 31, 2013. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: April 9, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.